# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Orthofix Medical Inc., CIK 0000884624
CUSIP: 68752M108
Title of class of securities: Common Stock, $0.10 par value per share
Address of issuer's principal executive offices: 3451 PLANO PARKWAY, LEWISVILLE, Texas (TX), 75056
Date of event which requires filing of this statement: 02/25/2025
Amends the filing with accession number 0000921895-23-002456
Filed by CIK 0001580320
Persons authorized to receive notices and communications: ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Engine Capital, L.P. (CIK 0001580320): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 3,015,343; shared voting power 0; sole dispositive power 3,015,343; shared dispositive power 0; aggregate amount beneficially owned 3,015,343 (7.7% of the class)
- Engine Jet Capital, L.P. (CIK 0001580325): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 303,318; shared voting power 0; sole dispositive power 303,318; shared dispositive power 0; aggregate amount beneficially owned 303,318 (0.8% of the class)
- Engine Lift Capital, LP (CIK 0001961580): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 309,566; shared voting power 0; sole dispositive power 309,566; shared dispositive power 0; aggregate amount beneficially owned 309,566 (0.8% of the class)
- Engine Capital Management, LP (CIK 0001665590): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 3,628,227; shared voting power 0; sole dispositive power 3,628,227; shared dispositive power 0; aggregate amount beneficially owned 3,628,227 (9.3% of the class)
- Engine Capital Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 3,628,227; shared voting power 0; sole dispositive power 3,628,227; shared dispositive power 0; aggregate amount beneficially owned 3,628,227 (9.3% of the class)
- Engine Investments, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 3,318,661; shared voting power 0; sole dispositive power 3,318,661; shared dispositive power 0; aggregate amount beneficially owned 3,318,661 (8.5% of the class)
- Engine Investments II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 309,566; shared voting power 0; sole dispositive power 309,566; shared dispositive power 0; aggregate amount beneficially owned 309,566 (0.8% of the class)
- Ajdler Arnaud (CIK 0001293424): type of reporting person: individual (IN); citizenship or place of organization: Belgium (C9); source of funds: other (OO); sole voting power 3,628,227; shared voting power 0; sole dispositive power 3,628,227; shared dispositive power 0; aggregate amount beneficially owned 3,628,227 (9.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.10 par value per share
Name of issuer: Orthofix Medical Inc.
Address of issuer's principal executive offices: 3451 PLANO PARKWAY, LEWISVILLE, Texas (TX), 75056

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

The Shares purchased by each of Engine Capital, Engine Jet and Engine Lift were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 3,015,343 Shares beneficially owned by Engine Capital is approximately $37,024,111, including brokerage commissions. The aggregate purchase price of the 303,318 Shares beneficially owned by Engine Jet is approximately $3,569,845, including brokerage commissions. The aggregate purchase price of the 309,566 Shares beneficially owned by Engine Lift is approximately $3,705,602, including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 39,022,492 Shares outstanding as of February 21, 2025, which is the total number of Shares outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 25, 2025.

A. Engine Capital
As of the date hereof, Engine Capital directly owned 3,015,343 Shares. Percentage: Approximately 7.7%

B. Engine Jet
As of the date hereof, Engine Jet directly owned 303,318 Shares. Percentage: 0.8%

C. Engine Lift
As of the date hereof, Engine Lift directly owned 309,566 Shares. Percentage: 0.8%

D. Engine Management
Engine Management, as the investment manager of each of Engine Capital, Engine Jet and Engine Lift, may be deemed to beneficially own the 3,628,227 Shares owned in the aggregate by Engine Capital, Engine Jet and Engine Lift. Percentage: Approximately 9.3%

E. Engine GP
Engine GP, as the general partner of Engine Management, may be deemed to beneficially own the 3,628,227 Shares owned in the aggregate by Engine Capital, Engine Jet and Engine Lift. Percentage: Approximately 9.3%

F. Engine Investments
Engine Investments, as the general partner of each of Engine Capital and Engine Jet, may be deemed to beneficially own the 3,318,661 Shares owned in the aggregate by Engine Capital and Engine Jet. Percentage: Approximately 8.5%

G. Engine Investments II
Engine Investments II, as the general partner of Engine Lift, may be deemed to beneficially own the 309,566 Shares owned by Engine Lift. Percentage: 0.8%

H. Arnaud Ajdler
Mr. Ajdler, as the managing partner of Engine Management and the managing member of each of Engine GP, Engine Investments and Engine Investments II, may be deemed to beneficially own the 3,628,227 Shares owned in the aggregate by Engine Capital, Engine Jet and Engine Lift. Percentage: Approximately 9.3%

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

A. Engine Capital
1. Sole power to vote or direct vote: 3,015,343
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,015,343
4. Shared power to dispose or direct the disposition: 0

B. Engine Jet
1. Sole power to vote or direct vote: 303,318
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 303,318
4. Shared power to dispose or direct the disposition: 0

C. Engine Lift
1. Sole power to vote or direct vote: 309,566
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 309,566
4. Shared power to dispose or direct the disposition: 0

D. Engine Management
1. Sole power to vote or direct vote: 3,628,227
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,628,227
4. Shared power to dispose or direct the disposition: 0

E. Engine GP
1. Sole power to vote or direct vote: 3,628,227
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,628,227
4. Shared power to dispose or direct the disposition: 0

F. Engine Investments
1. Sole power to vote or direct vote: 3,318,661
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,318,661
4. Shared power to dispose or direct the disposition: 0

G. Engine Investments II
1. Sole power to vote or direct vote: 309,566
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 309,566
4. Shared power to dispose or direct the disposition: 0

H. Arnaud Ajdler
1. Sole power to vote or direct vote: 3,628,227
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,628,227
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

The transactions in the Shares during the past 60 days by certain of the Reporting Persons are set forth on Exhibit 1 attached hereto and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Transactions in Securities

## Signatures
- Engine Capital, L.P.: /s/ Arnaud Ajdler, Arnaud Ajdler, Managing Member of Engine Investments, LLC, its General Partner (02/27/2024)
- Engine Jet Capital, L.P.: /s/ Arnaud Ajdler, Arnaud Ajdler, Managing Member of Engine Investments, LLC, its General Partner (02/27/2024)
- Engine Lift Capital, LP: /s/ Arnaud Ajdler, Arnaud Ajdler, Managing Member of Engine Investments II, LLC, its General Partner (02/27/2024)
- Engine Capital Management, LP: /s/ Arnaud Ajdler, Arnaud Ajdler, Managing Member of Engine Capital Management GP, LLC, its General Partner (02/27/2024)
- Engine Capital Management GP, LLC: /s/ Arnaud Ajdler, Arnaud Ajdler, Managing Member (02/27/2024)
- Engine Investments, LLC: /s/ Arnaud Ajdler, Arnaud Ajdler, Managing Member (02/27/2024)
- Engine Investments II, LLC: /s/ Arnaud Ajdler, Arnaud Ajdler, Managing Member (02/27/2024)
- Ajdler Arnaud: /s/ Arnaud Ajdler, Arnaud Ajdler (02/27/2024)